Exhibit 12.1

ONE Gas, Inc
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

(Unaudited)	2016		2015		2014		2013		2012

Fixed charges, as defined:
Interest on long-term debt	$47,340		$47,170		$48,380		$62,635		$62,088
Interest on lease agreements	2,869		1,673		1,661		1,602		1,601
Total fixed charges	50,209		48,843		50,041		64,237		63,689
Earnings before income taxes	225,338		192,009		178,128		161,467		156,360
Earnings available for fixed charges	$275,547		$240,852		$228,169		$225,704		$220,049
Ratio of earnings to fixed charges	5.49	x	4.93	x	4.56	x	3.51	x	3.46	x